FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 10, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 10, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:
 The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
 In this regard, YPF S.A. (the "Company") informs that, within the context of the Public Hearing convened by the Ministry of Energy and Mining ("MINEM") through Resolution No. 29-E/2017 (the "Resolution"), the Company submitted to Ente Nacional Regulador Del Gas ("ENARGAS") an estimate of volumes that could be extracted from conventional and unconventional gas reservoirs for the development and exploitation of such reservoirs under current industry conditions. In accordance with the Resolution, the Hearing was held on Friday, March 10, 2017 at 9:00 am in order to consider the next adjustment of the Transportation System Entry Point (Punto de Ingreso al Sistema de Transporte or "PIST") natural gas prices and propane gas prices for undiluted propane gas distribution, which prices will be effective for a six-month period as of April 1, 2017, in connection with the gradual reduction of subsidies contemplated by MINEM Resolution No. 212/2016, dated October 6, 2016.

 This simulation of estimated volumes considered a discount rate of 13% and the resulting values of the aforementioned estimate, under specific conditions and processing parameters, result in estimated prices of U.S.$7.60/MBTU, U.S.$6.20/MBTU and U.S.$4.00/MBTU for shale gas, tight gas and conventional gas, respectively. This estimate also assumed a scenario of gas production growth under the aforementioned parameters. Notwithstanding the above, and in relation to the relevant period, the following limitations should be taken into account:

•	It does not represent a promise of investment or production, nor an estimate of the price at which market contracts will be negotiated, nor a statement of the Company's internal production costs.
•	It does not represent all the elements and considerations for making investment decisions or selling the Company's products or services.
•
It does not represent a specific evaluation of a particular project or a particular set of projects of the Company, nor does it constitute an opinion regarding the evolution of the Company's future costs and prices.

•
It demonstrates only the representative values of projects organized by category or type of natural gas that are being developed or that could be developed under current industry conditions, that is, with the technology, costs of supplies and services, production, interest and financial costs, taxes and royalties, as well as other current variables usually considered by a natural gas producer.

Yours faithfully,
Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 15, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer